Room 4561

June 6, 2006

Mr. Christopher Sullivan
Chief Financial Officer and Treasurer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142

> **Re:** **Pegasystems Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 3, 2006**
> **File No. 001-11859**

Dear Mr. Sullivan:

We have reviewed the above referenced filings and your response letter dated April 21, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Significant Accounting Policies

Revenue Recognition, page 45

1. Based on information contained in your responses to previous comments, as well as additional information provided in telephone conversations, we understand that

you account for fixed price service contracts sold in connection with multiple element arrangements as separate elements. If our understanding is incorrect, please clarify your accounting for fixed price service contracts. As part of your response, please clarify for us when you recognize revenue from each element in the multiple element arrangement that includes the fixed price service contract. If our understanding is correct, please explain to us your basis for concluding that these services should be accounted for separately. In this regard, we note that you do not appear to have VSOE of the implementation services because you are unable to estimate the number of hours necessary to complete the services. Please explain to us how you were able to conclude that these services could be accounted for separately. See paragraphs 63 to 71 of SOP 97-2 for further guidance.

Note 6. Income Taxes, page 58

2.   We note your response to prior comment number 2 in our letter dated March 15, 2006. For each of the adjustments that related to prior years, please tell us which prior period the adjustment relates to. As part of your response, explain how you were able to conclude that the adjustments would not have been material to those periods or the period in which you recorded the adjustment.

3.   We note that in 2005 you recorded a tax benefit from the partial release of your valuation allowance. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 25 of SFAS No. 109. As part of your response, tell us how you determined the amount of the valuation allowance that was released.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 34

Changes in Internal Control Over Financial Reporting

4.   Your disclosure indicates that there have been no changes that materially affected internal controls over financial reporting "except for these changes, which are in the process and have not been completed." Your disclosure should state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your disclosure should also clearly describe the changes that occurred. Please explain how your current disclosures comply with Item 308(c) of Regulation S-K.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief